Exhibit 99.(a)(5)(c)

News Release	Corporate Communications 7480 Flying Cloud Drive Minneapolis, MN 55344	Phone: 952-351-3087 Fax: 952-351-3009

For Immediate Release

Media Contact:	Investor Contact:

Bryce Hallowell	Jeff Huebschen
Phone: 952-351-3087	Phone: 952-351-2929
E-mail: bryce.hallowell@atk.com	E-mail: jeff.huebschen@atk.com

ATK Announces Results of the 2.75% Convertible Notes due 2024 Repurchased Upon the Election of Holders

Minneapolis, August 17, 2009 — Alliant Techsystems (NYSE: ATK) announced today that it received notices from the holders of its 2.75% Convertible Senior Subordinated Notes due 2024 to surrender their notes for repurchase.  The holders’ option to surrender their notes for repurchase expired at 11:59 p.m., Eastern Daylight Time, on August 14, 2009.

Alliant Techsystems has been advised by its trustee, The Bank of New York Mellon Trust Company, N.A., that $166,000 in aggregate principal amount of notes were validly surrendered for repurchase and not withdrawn, and Alliant Techsystems has repurchased all such notes.  The purchase price for the notes was $1,000 in cash per $1,000 principal amount of notes.  The aggregate purchase price for all of the notes validly surrendered for repurchase and not withdrawn was $166,000.  After the repurchase, a total of $279,763,000 in principal amount of the notes remains outstanding.

ATK is a premier aerospace and defense company with more than 18,000 employees in 22 states, Puerto Rico and internationally, and revenues of approximately $4.8 billion.  News and information can be found on the Internet at www.atk.com.

Certain information discussed in this press release constitutes forward-looking statements.  Although ATK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.  Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.  Except as otherwise required by applicable law, ATK undertakes no obligation to update any forward-looking statements. For further information on factors that could impact ATK, and statements contained herein, please refer to ATK’s most recent Annual Report on Form 10-K and any subsequent quarterly reports on Form 10-Q and current reports on Form 8-K filed with the U.S. Securities and Exchange Commission.

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